Exhibit 99.8

Dated 24 July 2012

WILLIS PLUS LIMITED

and

MR. CHENG CHUNG HING

and

MR. LEUNG MOON LAM

and

PA UNIVERSAL OPPORTUNITY VII LIMITED

DEED OF UNDERTAKINGS

relating to

US$60,000,000

14 per cent. Guaranteed Secured Convertible Bonds due 2017

convertible into the ordinary shares of China Metro-Rural Holdings Limited

and

6,000,000 warrants

exercisable into the ordinary shares of China Metro-Rural Holdings Limited

Ref: L-202213

1

This Deed of Undertakings is made on 24 July 2012 between:

(1)	WILLIS PLUS LIMITED a limited liability company duly incorporated under the laws of the British Virgin Islands, whose registered office is at Quastisky Building, PO Box 4389, Road Town, Tortola, British Virgin Islands (the “Convertible Bondholder”) ;

(2)	MR. CHENG CHUNG HING a natural person whose Hong Kong Identification Number is G297436(2) and whose address is Flat B, 20/F Mayfair, 1 May Road, Mid-levels, Hong Kong (“Mr. Cheng”);

(3)	MR. LEUNG MOON LAM, a natural person whose Hong Kong Identification Number is D150200(0) and whose address is 5/F, 28 Hung To Road, Kwun Tong, New Territories, Hong Kong (“Mr. Leung” and together with Mr. Cheng, the “Major Shareholders”); and

(4)	PA UNIVERSAL OPPORTUNITY VII LIMITED, a limited liability company incorporated under the laws of the British Virgin Islands, whose registered office is at Commence Chambers, P.O. Box 2208, Road Town, Tortola, British Virgin Islands (the “Investor”).

The Convertible Bondholder, the Major Shareholders and the Investor are collectively referred to herein as the “Parties” and each individually as a “Party”.

Whereas:

(A)	China Metro-Rural Holdings Limited (the “Issuer”) and the Convertible Bondholder have entered into a Subscription Agreement on the date of this Deed (the “Subscription Agreement”) under which the Issuer has agreed to issue to the Convertible Bondholder and the Convertible Bondholder has agreed to subscribe for the Convertible Bonds (as defined below) and the Warrants (as defined below), in accordance with the terms of the Subscription Agreement.

(B)	By a subscription and investor’s rights agreement (the “PAG Subscription Agreement”) entered into on the date of this Deed and made between the Convertible Bondholder, the Major Shareholders and the Investor, the Convertible Bondholder has agreed to issue US$60,000,000 in aggregate principal amount of secured bonds due 2017 guaranteed by the Major Shareholders (the “PAG Bonds”) the proceeds of which will be used by the Convertible Bondholder to purchase the Convertible Bonds and Warrants.

(C)	The Parties wish to record the arrangements agreed between them in relation to the Issuer, the PAG Bonds, the Convertible Bonds and the Warrants as set out herein.

This Deed witnesses the following:

1	Definitions and Interpretation

1.1	Definitions

In this Deed:

1.1.1	“Affiliate” means, (a) with respect to any party, any company which is a subsidiary, or a holding company of that party, or any subsidiary of any such holding company, or which it directly or indirectly Controls, is Controlled by or under direct or indirect Control with such party or company; and (b) with respect to the Investor only, those persons referred to in (a) above together with any fund or person advised or managed by Pacific Alliance Investment Management Limited (or its successor) or Pacific Alliance Investment Management (HK) Limited (or its successor);

1.1.2	“Business Day” means a day on which banks are open for business in Hong Kong, British Virgin Islands and New York City (excluding Saturdays, Sundays and public holidays);

1.1.3	“Charged Account” means the Convertible Bondholder’s account held with The Hongkong and Shanghai Banking Corporation (Account name: Willis Plus Limited, Account number: 033-193038-838);

1.1.4	“China South City Holdings Shares” means 785,360,000 ordinary shares of China South City Holdings Limited held in the proportion of 549,752,000 by Mr. Cheng and 235,608,000 by Mr. Leung;

1.1.5	“Closing” means the completion of the subscription and settlement of the PAG Bonds issued by the Convertible Bondholder to the Investor in accordance with the PAG Subscription Agreement;

1.1.6	“Closing Date” means the date on which Closing takes place in accordance with the PAG Subscription Agreement;

1.1.7	“Companies Ordinance” means the Companies Ordinance (Cap. 32 of the laws of Hong Kong);

1.1.8	“Control” means possession, directly or indirectly, of the power to direct or cause the direction of the operations and management or policies of a person, whether through the ownership of voting securities, by contract or otherwise, and “Controlled” and “Controls” shall be construed accordingly;

1.1.9	“Conversion Date” has the meaning ascribed to it in the Terms and Conditions;

1.1.10	“Conversion Notice” has the meaning ascribed to it in the Terms and Conditions;

1.1.11	“Conversion Shares” means Shares issued upon conversion of the Convertible Bonds;

1.1.12	“Convertible Bondholder Share Pledge” means the first priority fixed charge on all of the shares of the Convertible Bondholder now and thereafter owned by the Major Shareholders and in respect of their respective rights, benefit and title over such shares and all dividends and other income and distributions relating thereto;

1.1.13	“Convertible Bondholder’s Total Proceeds” means, with respect to the Convertible Bondholder, an aggregate amount (expressed in US dollars) as at each Prepayment Date representing the sum of:

(i)	the Net Sale Proceeds received or receivable by the Convertible Bondholder with respect to its Conversion Shares;

(ii)	the Net Sale Proceeds received or receivable by the Convertible Bondholder with respect to its Exercise Shares;

(iii)	the total amount of interest (other than any default interest) received or receivable by the Convertible Bondholder in accordance with the Terms and Conditions from the Closing Date up to the Conversion Date (net of any Tax borne by the Convertible Bondholder in respect of such interest) but excluding for the avoidance of doubt any PIK Payment (as defined in the Terms and Conditions); and

(iv)	any other amounts standing to the credit of, or accrued on, the Charged Account as at the date which is 5 Business Days immediately prior to the relevant Prepayment Date (in each case, net of any Tax borne or reasonably expected to be borne by the Convertible Bondholder in respect of such amounts) but excluding any amounts deposited into the Charged Account by the Major Shareholders for the purpose of refinancing the PAG Bonds, in each case without double counting of any amounts in sub-Clauses 1.1.13(i), 1.1.13(ii), 1.1.13(iii) and/or 1.1.13(iv);

1.1.14	“Convertible Bonds” means US$60,000,000 14 per cent. guaranteed secured convertible bonds due 2017 convertible into the ordinary shares of the Issuer and subject to the Terms and Conditions;

1.1.15	“Exercise Price” means the price at which a Warrantholder can subscribe for one fully-paid Share pursuant to the Warrant Instrument;

1.1.16	“Exercise Shares” means Shares issued upon the exercise or cancellation of the Warrants;

1.1.17	“holding company” has the meaning given to that term in section 2(7) of the Companies Ordinance;

1.1.18	“Hong Kong” means the Hong Kong Special Administrative Region of the People’s Republic of China;

1.1.19	“Independent Investment Bank” means an independent investment bank of international repute (acting as an expert) selected by the Convertible Bondholder (at its own expense) and approved by the Investor, which must not unreasonably delay or withhold approval. If the Convertible Bondholder fails to select an Independent Investment Bank when required by this deed (save for any failure by the Investor to provide approval), the Investor may select the Independent Investment Bank;

1.1.20	“Net Sale Proceeds” means:

(i)	in relation to the Conversion Shares, an aggregate amount (expressed in US dollars) as at each Prepayment Date representing the sum of: (a) the actual net sale proceeds received with respect to the sale of all Conversion Shares sold on or before 5 Business Days immediately prior to the relevant Prepayment Date (following deduction of all brokerage, commission, fees and charges incurred (but subject at all times to a maximum limit of 3% of such actual gross sale proceeds) and all Taxes borne or reasonably expected to be borne by the Convertible Bondholder in respect of such sold Conversion Shares); and (b) the Reference Price as at the fifth Business Day immediately prior to the relevant Prepayment Date multiplied by the number of unsold Conversion Shares in respect of which the Investor has delivered a Conversion Notice on or before 5 Business Days immediately prior to the relevant Prepayment Date (less all brokerage, commission, fees and charges reasonably expected to be incurred at market rates (but subject at all times to a maximum limit of 3% of such Reference Price multiplied by such number of unsold Conversion Shares) and all Taxes borne or reasonably expected to be borne in connection with the holding and/or ultimate sale by the Convertible Bondholder in respect of such unsold Conversion Shares); and

(ii)	In relation to the Exercise Shares, an aggregate amount (expressed in US dollars) as at each Prepayment Date representing the sum of: (a) the actual net sale proceeds received with respect to the sale of all Exercise Shares sold on or before 5 Business Days immediately prior to the relevant Prepayment Date (following deduction of all brokerage, commission, fees and charges incurred (but subject at all times to a maximum limit of 3% of such actual gross sale proceeds) and all Taxes borne or reasonably expected to be borne by the Convertible Bondholder in respect of such sold Exercise Shares) minus an amount equal to the Exercise Price multiplied by such number of Exercise Shares sold; and (b) the Reference Price as at the fifth Business Day immediately prior to the relevant Prepayment Date multiplied by the number of unsold Exercise Shares in respect of which the Investor has, or before 5 Business Days immediately prior to the relevant Prepayment Date, received or delivered a Conversion Notice in respect thereof (less all brokerage, commission, fees and charges reasonably expected to be incurred at market rates (but subject at all times to a maximum limit of 3% of such Reference Price multiplied by such number of unsold Exercise Shares) and all Taxes borne or reasonably expected to be borne in connection with the holding and/or ultimate sale by the Convertible Bondholder in respect of such unsold Exercise Shares) minus an amount equal to the Exercise Price multiplied by such number of unsold Exercise Shares;

1.1.21	“PAG Security Documents” has the meaning given to the term “Security Documents” in the PAG Terms and Conditions;

1.1.22	“PAG Terms and Conditions” means the terms and conditions in respect of the PAG Bonds to be executed by the Convertible Bondholder;

1.1.23	“PAG Transaction Documents” has the meaning given to it in the PAG Terms and Conditions;

1.1.24	“Person” means any natural or legal person;

1.1.25	“PIK Payment” has the meaning given to it in the PAG Terms and Conditions;

1.1.26	“Prepayment Date” has the meaning given to it in the PAG Terms and Conditions and the “First Prepayment Date”, “Second Prepayment Date” and “Third Prepayment Date” means the first Prepayment Date occurring in time, second Prepayment Date occurring in time (if any) and the third Prepayment Date occurring in time (if any), respectively;

1.1.27	“Prepayment Instalment Notice” has the meaning given to it in the PAG Terms and Conditions;

1.1.28	“Reference Price” means the average of the Volume Weighted Average Price of a Share for the 30 Trading Days ending on the relevant calculation date;

1.1.29	“Registration Rights Agreement” has the meaning given to it in the Terms and Conditions;

1.1.30	“Relevant Stock Exchange” means at any time, in respect of the Shares, the NYSE MKT or if they are not at that time listed and traded on the NYSE MKT, such other internationally recognised stock exchange as agreed in writing by the Investor;

1.1.31	“Security Documents” has the meaning given to it in the Terms and Conditions;

1.1.32	“Shares” means ordinary shares of a par value of US$0.001 each of the Issuer;

1.1.33	“Sharing Triggering Amount” means, with respect to the PAG Bonds, an amount (expressed in US dollars) as at each Prepayment Date equal to the aggregate of the following amounts:

(i)	an amount equal to the Subscription Price;

(ii)	an amount equal to the total PIK Payment accrued under the PAG Bonds for the period from the date of issue of the Convertible Bonds to the Conversion Date (and together with the Subscription Price, the “Aggregate Invested Principal”);

(iii)	the total amount of interest (other than any default interest) received or receivable by the Investor in accordance with the PAG Terms and Conditions up to the Conversion Date; and

(iv)	the Return on Invested Principal as at such Prepayment Date,

where:

“Prepaid Amount” means, in respect of each Prepayment Date, any principal amount of the Bonds and PIK Payment (as specified in the relevant Prepayment Instalment Notice) paid in accordance with the Terms and Conditions and which has been received by the Bondholders; and

“Return on Invested Principal” means:

(i)	in respect of the First Prepayment Date, an amount (the “First Return on Invested Principal”) (expressed in US dollars) equal to the interest that would accrue on the Aggregate Invested Principal at a rate of 21% per annum for the period from the Conversion Date to the First Prepayment Date;

(ii)	in respect of the Second Prepayment Date (if any), an amount (expressed in US dollars) equal to the sum of (a) the First Return on Invested Principal and (b) the amount of interest that accrues on the Aggregate Invested Principal (net of any Prepaid Amount paid in respect of the First Prepayment Date) at a rate of 21% per annum for the period from the First Prepayment Date to the Second Prepayment Date (the “Second Return on Invested Principal”); and

(iii)	in respect of the Third Prepayment Date (if any), an amount (expressed in US dollars) equal to the sum of:

(a)	the First Return on Invested Principal;

(b)	the Second Return on Invested Principal; and

(c)	the amount of interest that accrues on the Aggregate Invested Principal (net of any Prepaid Amount paid in respect of the First Prepayment Date and the Second Prepayment Date) at a rate of 21% per annum for the period from the Second Prepayment Date to the Third Prepayment Date,

and, if any interest is required to be calculated for a period of less than one year, it will be calculated on the basis of a 360-day year consisting of twelve months of 30 days each and, in the case of an incomplete month, the number of days elapsed;

1.1.34	“Subscription Agreement” has the meaning given to it in the Terms and Conditions;

1.1.35	“Subscription Price” means an amount equal to 100 per cent. of the aggregate principal amount of the PAG Bonds, being US$60 million;

1.1.36	“subsidiary” has the meaning given to that term in section 2(4) of the Companies Ordinance;

1.1.37	“Subsidiary Deed of Guarantee” has the meaning given to it in the Terms and Conditions;

1.1.38	“Tax” means all forms of taxation and statutory or governmental charges, duties, imposts, contributions, levies, withholdings, or liabilities wherever chargeable including all capital, stamp, issue and registration and transfer duties and other government levies and fees; and whether paid, payable, or notionally allocated based on an amount of Tax reasonably expected to be paid in relation to any transaction or matter;

1.1.39	“Terms and Conditions” means the terms and conditions in respect of the Convertible Bonds to be executed by the Issuer;

1.1.40	“Trading Day” has the meaning ascribed to it in the Terms and Conditions;

1.1.41	“Transaction Documents” means the Convertible Bonds, the Terms and Conditions, the Subsidiary Deed of Guarantee, the Subscription Agreement, the Registration Rights Agreement, the Warrants, the Warrant Instrument and the Security Documents;

1.1.42	“Upside Sharing Amount” means, in respect of the relevant Prepayment Date, an amount in US dollars determined pursuant to the following formula:

(i)	in the case of the First Prepayment Date:

A = (X - Y) x Z x 20%;

(ii)	in the case of the Second Prepayment Date (if any):

If A ≥ 0, then

B = [(X - Y) x Z x 20%] - A

If A < 0, then

B = (X - Y) x Z x 20%

(iii)	in the case of the Third Prepayment Date (if any):

If B ≥ 0, then

C = [(X - Y) x Z x 20%] - B

If B < 0, then

C = (X - Y) x Z x 20%;

where:

“A” = the Upside Sharing Amount as at the First Prepayment Date

“B” = the Upside Sharing Amount as at the Second Prepayment Date

“C” = the Upside Sharing Amount as at the Third Prepayment Date

“X” = the Convertible Bondholder’s Total Proceeds as at the relevant Prepayment Date

“Y” = the Sharing Triggering Amount as at the relevant Prepayment Date

“Z” = in respect of each Prepayment Date, the Aggregate Invested Principal repaid and/or repayable by the Convertible Bondholder pursuant to the PAG Terms and Conditions on or prior to such Prepayment Date divided by the Aggregate Invested Principal as at the Conversion Date (expressed as a fraction);

1.1.43	“Volume Weighted Average Price” means, in respect of a Share on any Trading Day, the order book volume-weighted average price of a Share published by or derived from Bloomberg (or any successor service) page US Equity VAP or, in the case of securities other than Shares, the principal stock exchange or securities market or which such securities are then listed or quoted or dealt in or, in any other case, such other source as shall be determined to be appropriate by an Independent Investment Bank on such Trading Day, provided that on any such Trading Day where such price is not available or cannot otherwise be determined as provided above, the Volume Weighted Average Price of a Share in respect of such Trading Day shall be the Volume Weighted Average Price, determined as provided above, on the immediately preceding Trading Day on which the same can be so determined;

1.1.44	“Warrant Instrument” means the terms in respect of the Warrants to be executed by the Issuer constituting the Warrants; and

1.1.45	“Warrants” means 6,000,000 warrants to be issued at Closing by the Issuer and exercisable into the Shares.

1.2	Interpretation

1.2.1	Clauses: References to Clauses are to clauses of this Deed.

1.2.2	Singular, Plural, Gender: In this Deed, the singular shall include the plural and vice versa. References to one gender shall include all genders.

1.2.3	Day and Time: Unless the context otherwise requires, if any rights or obligations under this Deed fall on a date which happens not to be a Business Day, such rights or obligations shall instead fall on the next succeeding Business Day after such stated date. References to times of the day are, unless otherwise specified, to Hong Kong time.

1.2.4	Headings: Headings are for convenience only and shall not affect the interpretation of this Deed.

1.2.5	Documents: In this Deed, any reference to a contract or document is to that contract or document as amended, novated, supplemented, restated or replaced from time to time.

1.2.6	Words of Inclusion: References to “including” or “include” are made on a non-exhaustive and without limitation basis.

2	Upside Sharing

2.1	Payment of Upside Sharing Amount

With effect from the Closing Date:

2.1.1	If the relevant Upside Sharing Amount determined as at, and in respect of, each Prepayment Date is greater than US$zero, the Convertible Bondholder shall pay to the Investor such Upside Sharing Amount in US dollars on the relevant Prepayment Date by crediting such Upside Sharing Amount in accordance with sub-Clause 2.1.3 to 2.1.5 below. For the avoidance of doubt, the aggregate Upside Sharing Amount paid or payable by the Convertible Bondholder on or prior to the final Prepayment Date pursuant to this sub-Clause 2.1.1 shall be exactly 20% of the difference between the Convertible Bondholder’s Total Proceeds and the Sharing Triggering Amount as at the final Prepayment Date.

2.1.2	If the relevant Upside Sharing Amount as at, and in respect of, the Second Prepayment Date or the Third Prepayment Date (as the case may be) is less than US$zero (each a “Negative Return”), the Investor shall, subject to the proviso below, refund to the Convertible Bondholder an amount of any such Upside Sharing Amount previously received by it to make up the Negative Return, provided always that the Investor’s refund obligation pursuant to this sub-Clause 2.1.2 shall not exceed the aggregate Upside Sharing Amount received by it pursuant to sub-Clause 2.1.1 prior to the relevant Prepayment Date (net of any refunds made by the Investor pursuant to this sub-Clause 2.1.2 prior to the relevant Prepayment Date). Such refund (if any) shall be payable in US dollars for same day value on the relevant Prepayment Date by crediting such Upside Sharing Amount in accordance with sub-Clause 2.1.3-2.1.5 below.

2.1.3	Payment of any Upside Sharing Amount will be made by the relevant payor by way of transfer to the registered account of the relevant payee or by US dollar cheque drawn on a bank in Hong Kong or New York City mailed to the payee in accordance with Clause 6 if the relevant payee does not provide a registered account. For these purposes, “registered account” means a US dollar account maintained by or on behalf of the relevant payee with a bank in Hong Kong or New York City, details of which must be provided to the relevant payor not less than 3 Business Days before the due date for payment.

2.1.4	All payments are subject in all cases to any applicable fiscal or other laws and regulations in the place of payment (which for the purpose of this Deed shall at all times be deemed to be New York City). No commissions or expenses shall be charged to the relevant payee in respect of such payments.

2.1.5	Where payment is to be made by transfer to a registered account, payment instructions (for value on the due date or, if that is not a Payment Business Day, for value on the first following day which is a Payment Business Day) will be initiated, and where payment is to be made by cheque, the cheque will be mailed (at the risk and, if mailed at the request of the relevant payee otherwise than by ordinary mail, expense of the relevant payee), on the due date for payment (or, if it is not a Payment Business Day, the immediately following Payment Business Day). For these purposes, “Payment Business Day” means a day other than a Saturday or Sunday on which commercial banks are open for business in New York City, Hong Kong and, in the case of the Convertible Bondholder, the city in which its specified office (as defined in the PAG Terms and Conditions) is located.

2.2	Calculation of the Upside Sharing Amount

With effect from the Closing Date:

2.2.1	No interest shall be payable by the Convertible Bondholder in respect of any Upside Sharing Amount.

2.2.2	If any Upside Sharing Amount is payable on a Prepayment Date, the Convertible Bondholder shall provide the Investor with a breakdown of its calculations in respect of same in reasonable detail not later than 3 Business Days prior to the relevant Prepayment Date.

2.2.3

The Upside Sharing Amount shall be determined by the Convertible Bondholder acting reasonably, provided that if any doubt shall arise as to any calculation performed pursuant to this Deed and following consultation between the Investor, the Convertible Bondholder and an Independent Investment Bank, a written opinion of such

Independent Investment Bank in respect thereof shall be conclusive and binding on the Investor and the Convertible Bondholder, save in the case of manifest error and the Parties agree that any failure of a payor to pay any disputed Upside Sharing Amount while such Independent Investment Bank makes such determination shall not constitute a breach of this Deed, provided that such payor is not acting unreasonably in disputing such amount and that any Upside Sharing Amount determined by the Independent Investment Bank to be payable in accordance with this sub-Clause 2.2.3 shall in any event be paid within 5 Business Days of such determination being made.

2.2.4	For the purposes of the calculating the Upside Sharing Amounts, amounts in currencies other than United States Dollars shall be converted into United States Dollars based on the mid-point of the official opening buy rate and the opening sell rate quoted by The Hongkong and Shanghai Banking Corporation Limited in relation to the following amounts on the following dates:

(i)	respect of the actual net sale proceeds referred to in sub-Clauses 1.1.20(i)(a) and 1.1.20(ii)(a), as at the date of sale of the relevant Conversion Shares or relevant Exercise Shares (as the case may be);

(ii)	in respect of any brokerage, commission incurred and Taxes borne by the Convertible Bondholder in connection with the sale of any Conversion Shares or relevant Exercise Shares (as the case may be), as at the date of sale of the relevant Conversion Shares or relevant Exercise Shares (as the case may be);

(iii)	in respect of the Reference Price for any unsold Conversion Shares or any unsold Exercise Shares referred to in sub-Clauses 1.1.20(i)(b) and 1.1.20(ii)(b), respectively, as at the latest practicable date prior to the relevant Prepayment Date; and

(iv)	in respect of any Tax (including any notional amount of Tax), as at the relevant Prepayment Date.

2.2.5	If, at the relevant Prepayment Date, any amount of brokerage, commission, fees and charges and Taxes has not yet been paid or is not able to be finally determined (including in respect of any ultimate sale of any unsold Conversion Shares or Warrant Shares), the Convertible Bondholder may adjust the Convertible Bondholder’s Total Proceeds by a notional amount reasonably expected in respect of those payments (but subject to the relevant prescribed maximum limits in respect of brokerage, commission, fees and charges (excluding Taxes) as specified in sub-Clause 1.1.20) when determining the Net Sale Proceeds.

2.2.6	All payments of any Upside Sharing Amount by or on behalf of the Convertible Bondholder under or in respect of this Deed shall be made free from any restriction or condition.

2.2.7	A worked example of the calculation of the Upside Sharing Amount is provided in the Schedule, which is provided by way of example only.

2.3	Unexercised Warrants

With effect from the Closing Date, if any Warrants remain unexercised (as defined in the Warrant Instrument) after the final Prepayment Date, the Convertible Bondholder shall irrevocably transfer to the Investor (or its designee) and the Investor (or its designee) shall accept such transfer for nil consideration on or before the Prepayment Date such number of Warrants not less than 20% of the total number of Warrants then unexercised. The Investor undertakes to release such number of Warrants from the relevant PAG Security Documents immediately prior to such transfer and such transfer shall be made by the Convertible Bondholder free from any encumbrances and together with all rights and entitlements attaching to the Warrants as at the Prepayment Date.

2.4	No Fiduciary Duty

The Parties agree that each Party shall not owe any fiduciary, trust or other similar duty or obligation to account to the other Parties.

3	China South City Negative Pledge

With effect from the Closing Date:

3.1	The Major Shareholders confirm that the China South City Holdings Shares are freely transferable, free and clear of all liens, charges, encumbrances, security interests or claims of third parties.

3.2	So long as the PAG Bonds remain outstanding, each Major Shareholder undertakes that neither it nor its nominees nor any person acting on its behalf will (i) offer, sell, contract to sell, pledge, encumber or otherwise dispose of or charge any of the China South City Holdings Shares, or offer, sell, contract to sell, pledge, encumber or otherwise dispose of any securities exchangeable for or convertible into or exercisable for the China South City Holdings Shares, warrants or other rights to purchase the China South City Holdings Shares or any security or financial product whose value is determined directly or indirectly by reference to the price of the China South City Holdings Shares, including equity swaps, forward sales and options representing the right to receive any China South City Holdings Shares; (ii) enter into any other arrangement that transfers to others, in whole or in part, any of the economic consequences of ownership of the China South City Holdings Shares; or (iii) publicly announce any intention to undertake (i) or (ii), except with the prior written approval of the Investor.

3.3	So long as the PAG Bonds remain outstanding, each Major Shareholder shall deliver (at its own expense) to the Investor in accordance with Clause 6, as soon as practicable and, in any case, no later than 14 days after each month end, a monthly securities report that evidences its interest in the China South City Holding Shares to the reasonable satisfaction of the Investor.

4	Undertakings

4.1	Major Shareholder

4.1.1	With effect from the Closing Date, each Major Shareholder undertakes to:

(i)	procure the Convertible Bondholder’s compliance, in all material respects, with this Deed, the PAG Bonds, the PAG Terms and Conditions, the PAG Security Documents and the Transaction Documents; and

(ii)	at all times own and hold all the outstanding shares of the Issuer and not to directly or indirectly pledge or in any other way encumber or otherwise dispose of any such shares of the Issuer except for the Convertible Bondholder Share Pledge.

4.2	Convertible Bondholder

With effect from the Closing Date:

4.2.1	The Convertible Bondholder undertakes not to:

(i) amend or terminate any Transaction Document; or

(ii) agree to any waiver or consent or give any approval or pass any resolution pursuant to any Transaction Documents,

in each case, without the prior written consent of the Investor; and

4.2.2	The Convertible Bondholder undertakes not to sell or transfer any Conversion Shares or Exercise Shares at a discount of more than 10 per cent. to the Reference Price as at the date of such sale.

4.3	Relevant Stock Exchange

With effect from the Closing Date:

4.3.1	If the Issuer applies to list its ordinary shares on another Relevant Stock Exchange the Investor agrees to use its best endeavours to implement any amendments to the Transaction Documents and/or the PAG Transaction Documents (including, in each case, any security) as required by the Relevant Stock Exchange.

4.3.2	The Convertible Bondholder and the Major Shareholders agree to use all reasonable endeavours to agree and implement such amendments to the Transaction Documents as the Investor may reasonably require in the case of a voluntary delisting of the Issuer from the NYSE MKT for the purpose of giving to the Bondholders the full benefit of the PAG Bonds.

5	Representations, Warranties and Indemnities

5.1	Representations and warranties: The Major Shareholders and the Convertible Bondholder represent, warrant and undertake to the Investor that:

5.1.1	the Convertible Bondholder is a company duly incorporated and validly existing under the laws of its jurisdiction of incorporation; and each of the Major Shareholders and the Convertible Bondholder is in compliance with all laws and regulations to which it is subject, is not in liquidation, receivership or bankruptcy, has full power and authority to own its properties and to conduct its business and is lawfully qualified to do business in those jurisdictions in which business is conducted by it and has full power and authority to enter into and perform its obligations under this Deed;

5.1.2	this Deed has been duly authorised, executed and delivered by each of the Major Shareholders and the Convertible Bondholder and constitutes valid and legally binding obligations of the Major Shareholders and the Convertible Bondholder, respectively, and enforceable against the Major Shareholders and the Convertible Bondholder in accordance with their respective terms;

5.1.3	all approvals, registrations and filings with the regulatory authorities necessary for each of the Major Shareholders and the Convertible Bondholder to enter into this Deed and to perform its obligations hereunder have been obtained or will be obtained on or prior to the Closing Date;

5.1.4	the execution and delivery of, and the performance by (a) the Convertible Bondholder of its obligations under this Deed will not and are not likely to result in a breach of the articles of association or any other constitutional document of the Convertible Bondholder or (b) each of the Major Shareholders and the Convertible Bondholders shall not result in a breach of, require any consent under or give any third party a right to terminate, accelerate or modify, or result in the creation or enforcement of any encumbrance under any agreement, licence or other instrument or result in a breach of any law or regulation or any judgment, order, decree or directive of any court, governmental agency or regulatory body to which the Major Shareholders or the Convertible Bondholder is a party or by which the Major Shareholders or the Convertible Bondholder or any of its assets are bound.

5.2	Repetition: The representations and warranties contained in, or given pursuant to, Clause 5.1 shall be made on the date of this Deed and be deemed to have been repeated on the Closing Date taking into account facts and circumstances subsisting on the Closing Date, unless any representation or warranty is given as at any specified date in which case it shall be given only on that date.

6	Communications

6.1	Addresses: Any communication shall be given by letter or fax in the case of notices to the Convertible Bondholder at:

WILLIS PLUS LIMITED

Address:	Suite 2208-14, 22/F Sun Life Tower
The Gateway
15 Canton Road
Tsim Sha Tsui, Kowloon
Hong Kong
Fax no.:	+852 2317 5372
Attention:	Claudia Lee

and in the case of notices to the Major Shareholders at:

Address:	Suite 2208-14, 22/F Sun Life Tower
The Gateway
15 Canton Road
Tsim Sha Tsui, Kowloon
Hong Kong
Fax no.:	+852 2317 5372
Attention:	Claudia Lee

and in the case of notices to the Investor at:

PA Universal Opportunity VII Limited

Address:	Commence Chambers
P.O. Box 2208 Road Town
Tortola
British Virgin Islands
Fax no.:	+1 284 494 2889
Attention:	Board of Directors

With a copy to:
c/o 15/F., AIA Central 1 Connaught Road Central Hong Kong
Fax No.:	+852 2918 0881
Attention:	Jon Lewis

6.2	Effectiveness: Any such communication shall take effect, in the case of a letter, at the time of delivery, and in the case of fax, at the time of despatch.

6.3	Confirmations: Any communication not by letter shall be confirmed by letter but failure to send or receive the letter of confirmation shall not invalidate the original communication.

7	Confidentiality

7.1	Obligations of Confidentiality: Subject to Clause 7.3, each Party shall keep strictly confidential and not disclose or use, and shall ensure that its Affiliates and its officers, employees, agents and professional and other advisers keep strictly confidential and not disclose or use, any documents, materials and other information in whatever form received or obtained by it in connection with the entering into of this Deed which relates to:

7.1.1	the business, financial or other affairs (including future plans and targets) of a Party or its Affiliates;

7.1.2	the existence or terms of this Deed, the PAG Subscription Agreement or any documents referred to or contemplated therein or any transaction contemplated by this Deed, the PAG Subscription Agreement or any documents referred to or contemplated therein or the identities of the Parties and their respective Affiliates; or

7.1.3	any discussions or negotiations with regard to this Deed, the PAG Subscription Agreement or any documents referred to or contemplated therein or any transaction contemplated by this Deed, the PAG Subscription Agreement or any documents referred to or contemplated therein.

7.2	Confidential Information: For the purpose of this Deed, “Confidential Information” includes the information referred to in Clause 7.1 except for any document, material or other information that:

7.2.1	was lawfully in the possession of the receiving Party prior to its disclosure by the disclosing Party and had not been obtained from the disclosing Party;

7.2.2	is or becomes generally known to the public (other than by breach of this Deed or any other obligation of confidentiality owed between the Parties);

7.2.3	is or becomes available to the receiving Party other than as a result of a disclosure by a Person known by the receiving Party to be bound by an obligation of secrecy to the disclosing Party; or

7.2.4	is independently developed by the receiving Party without reference to the Confidential Information.

7.3	Permitted Disclosure and Use: Clause 7.1 shall not prohibit disclosure or use of any information if and to the extent that:

7.3.1	the disclosure or use is required by law or by any securities exchange or regulatory or governmental body having jurisdiction over the receiving Party or its Affiliates, whether or not the requirement has the force of law;

7.3.2	the disclosure or use is required to vest the full benefit of this Deed in the receiving Party, as the case may be;

7.3.3	the disclosure or use is required for the purpose of any judicial arbitration or other similar proceedings arising out of this Deed, the disclosure is reasonably required to be made to a taxing or other authority competent to impose any liability in respect of any and all applicable taxes (“Taxation”) or responsible for the administration and/or collection of taxation or enforcement of any tax laws (“Tax Authority”) in connection with the Taxation affairs of the receiving Party or the disclosure is reasonably required for the purpose of preparing any statutory accounts of the receiving Party;

7.3.4	the disclosure is considered reasonably necessary by the receiving Party (at its sole discretion) and made only to the Affiliates of the receiving Party, or to the officers, employees, agents and professional and other advisers of the receiving Party or its Affiliates, where such Person has a business-related need to have access to or use the Confidential Information on terms that such Person undertakes to comply with the provisions of Clause 7.1 in respect of such information as if they were a party to this Deed and the Party disclosing such information to such Person shall be liable for any breach of this Clause 7 by such person;

7.3.5	the disclosure is considered reasonably necessary by the Investor (at its sole discretion) and made by the Investor only to the stockholders, limited partners, members or other owners of the Investor or any of its Affiliates or their respective employees or advisors, as the case may be, regarding the general status of its securities issued by the Convertible Bondholder, provided that such Persons owe, and are subject to, a general obligation of confidentiality to the Investor and/or its Affiliates in respect of Confidential Information disclosed pursuant to this sub-Clause 7.3.5 and the Party disclosing such information to such Person shall be liable for any breach of this Clause 7 by such person;

7.3.6	the disclosure is made by the Investor to persons reasonably determined by the Investor to be potential stockholders, limited partners, advisors or members of other investor in the Investor in any media, including in connection with any marketing materials distributed for or on behalf of the Investor or any of its Affiliates, regarding the general status of its securities issued to the Convertible Bondholder, including the name of the Issuer and its Affiliates, and a description of the business conducted by the Issuer and its Affiliates and the actual or estimated return on investment realised by the Investor resulting from or relating to its securities issued to the Convertible Bondholder, provided that such Persons owe, and are subject to, a general obligation of confidentiality to the Investor and/or its Affiliates in respect of Confidential Information disclosed pursuant to this sub-Clause 7.3.6 and the Party disclosing such information to such Person shall be liable for any breach of this Clause 7 by such person, ;

7.3.7	the disclosure is made to persons reasonably determined by the Party disclosing the information to be potential transferees of the Convertible Bonds, Warrants, Conversion Shares, Exercise Shares, the PAG Bonds or this Deed (as the case may be), whether in whole or in part, in respect of copies of this Deed, the PAG Bonds, the PAG Terms and Conditions, the PAG Security Documents and the Transaction Documents, payment and performance information in connection with the Transaction Documents, and other publicly available information required for the purpose of evaluating the Convertible Bonds, Warrants, Conversion Shares, Exercise Shares, the PAG Bonds or this Deed (as the case may be) to be transferred, provided that such persons undertake to comply with the provisions of Clause 7.1 in respect of such information as if they were a party to this Deed and the Party disclosing such information to such Person shall be liable for any breach of this Clause 7 by such person;

7.3.8	the disclosing Party has given prior written approval to the disclosure or use,

provided that prior to disclosure or use of any information pursuant to Clause 7.3.3 (except in the case of disclosure to a Tax Authority), to the extent permitted by law and without compromising any privileges, the receiving Party (if practicable and permitted by law) shall give reasonable prior written notice to the disclosing Party (including a copy of any relevant written request which may exist) and the information is disclosed in a manner that is designed to preserve its confidential nature. If on the receipt of such a notice a Party wishes to take action to oppose or limit such potential disclosure or seek a protective order in respect of the information required to be disclosed, it may do so at its own cost and the receiving Party shall provide it with any reasonable assistance required.

8	Obligations

In this Deed (unless otherwise stated), all representations, warranties, undertakings, indemnities, covenants, agreements and obligations given or entered into by the Convertible Bondholder are given or entered into jointly and severally for the benefit of the Investor. In this Deed (unless otherwise stated), all representations, warranties, undertakings, indemnities, covenants, agreements and obligations given or entered into by the Major Shareholders are given or entered into severally and not jointly for the benefit of the Investor by reference to their respective pro-rata percentage ownership of the Convertible Bondholder, being, in respect of Mr. Cheng Chung Hing, 70% and, in respect of Mr. Leung Moon Lam, 30%.

9	Termination

This Deed shall terminate upon the earlier of (i) the Parties agreeing in writing to terminate this Deed; and (ii) the date on which all amounts due and payable pursuant to this Deed, the PAG Bonds, the PAG Terms and Conditions, the PAG Security Documents and the Transaction Documents have been irrevocably paid and received and all obligations of the Parties under this Deed have been satisfied in full.

10	Assignment

The Investor may, upon giving written notice to the Convertible Bondholder and the Major Shareholders, assign any or all of its rights and delegate or transfer any or all of its obligations under this Deed to any person without the consent of the other Party to this Deed. No Party may otherwise assign any of its rights or delegate or transfer any of its obligations under this Deed without the prior written consent of the other Party to this Deed.

11	Governing Law and Jurisdiction

11.1	Governing law: This Deed shall be governed by and construed in accordance with Hong Kong laws.

11.2	Jurisdiction:

11.2.1	The courts of the Hong Kong are to have exclusive jurisdiction to settle any disputes which may arise out of or in connection with this Deed and accordingly any legal action or proceedings arising out of or in connection with this Deed (“Proceedings”) may be brought in such courts. The Parties irrevocably submit to the jurisdiction of such courts and waives any objection to Proceedings in such courts whether on the ground of venue or on the ground that the Proceedings have been brought in an inconvenient forum.

11.2.2	Each of the Major Shareholders and the Convertible Bondholder agrees that the process by which any Proceedings in Hong Kong are begun may be served on it by being delivered to it at Suite 2204, 22/F, Sun Life Tower, The Gateway, 15 Canton Road, Tsimshatsui, Hong Kong. If for any reason such agent ceases to be able to act as agent or no longer has an address in Hong Kong, it shall forthwith appoint a process agent in Hong Kong to accept service of process on its behalf in Hong Kong and notify the Investor of such appointment, and, failing such appointment within fifteen days, the Investor shall be entitled to appoint such an agent by notice to the Major Shareholders and the Convertible Bondholder. Nothing in this Deed shall affect the right to serve process in any other manner permitted by law.

11.2.3	The Investor agrees that the process by which any legal proceedings in Hong Kong are begun may be served on it by being delivered to it at 2503 Bank of America Tower, 12 Harcourt Road, Central, Hong Kong (Attention: Jon Lewis). If for any reason such agent ceases to be able to act as agent or no longer has an address in Hong Kong, it shall forthwith appoint a process agent in Hong Kong to accept service of process on its behalf in Hong Kong and notify the Convertible Bondholder and the Major Shareholders of such appointment, and, failing such appointment within fifteen days, the Convertible Bondholder or either Major Shareholder shall be entitled to appoint such an agent by notice to the Investor. Nothing in this Deed shall affect the right to serve process in any other manner permitted by law.

IN WITNESS whereof this Deed has been entered into the day and year first above written.

THE COMMON SEAL of for and on behalf of WILLIS PLUS LIMITED was hereunto affixed in the presence of:	}
SIGNED, SEALED and DELIVERED by CHENG CHUNG HING in the presence of:	}
SIGNED, SEALED and DELIVERED by LEUNG MOON LAM in the presence of:	}
THE COMMON SEAL OF for and on behalf of PA UNIVERSAL OPPORTUNITY VII LIMITED was hereunto affixed in the presence of: CHRISTIE CHING	}	For and on behalf of PAX Secretaries Limited Authorized Signature(s)

Deed of Undertakings – Signature Page

Schedule – Worked Example of Upside Sharing Amount

Conversion at end of 27th Month		Drawdown	+6 Month	+12 Month	+18 Month	+24 Month	Conversion +27 Month	Repayment 1 +30 Month	Repayment 2 +33 Month	Repayment 3 +36 Month	SUM
		US$	US$	US$	US$	US$	US$	US$	US$	US$	US$
Between Company and SPV											
Principal		60,000,000									60,000,000
Coupon, paid by Co. to SPV	14%		4,200,000	4,200,000	4,200,000	4,200,000	2,100,000				18,900,000
PIK (up to Conversion Date)	7%						10,785,044				
Between SPV and PAG											
Principal, outstanding							60,000,000	50,000,000	30,000,000	0	
PIK (amt up to Conversion Date), outstanding							10,785,044	8,987,536	5,392,522	0	
Repayment											
Principal								10,000,000	20,000,000	30,000,000	60,000,000
PIK								1,797,507	3,595,015	5,392,522	10,785,044
Interest on Principal + PIK (during Prepayment Period)	21%							3,716,215	3,096,846	1,858,107	8,671,168
20% After Tax Gain								1,516,625	2,723,565	9,868,568	14,108,758
Total								17,030,347	29,415,425	47,119,197	93,564,969

Calculation of PIK up to Conversion Date		Drawdown	+12 Month	+24 Month	+27 Month
Principal		60,000,000			
PIK	7%		4,200,000	4,200,000	1,050,000
Accrued PIK with compound interest	21%			5,082,000	9,735,044
Accrued PIK			4,200,000	9,282,000	10,785,044

After Tax Gain Calculation		Convertible Bondholders' Total Proceeds				Sharing Triggering Amount			Net Gain		
Conversion Price, assume	US$1.00										
Share Converted	60,000,000										
		Proceeds (shares)*	Coupon rec'd	Proceeds (warrants)*	Total Proceeds	Prepayment	Less: P+I+PIK **	Net Gain	Prepayment %	PAG: 20%	SPV: 80%
Repayment 1 : Share Price 1	US$2.00	120,000,000	18,900,000	0	138,900,000	30 Month	93,401,259	45,498,741	7,583,124	1,516,625	6,066,499
Repayment 2 : Share Price 2	US$2.00	120,000,000	18,900,000	0	138,900,000	33 Month	96,498,104	42,401,896	21,200,948	4,240,190	16,960,758
Repayment 3 : Share Price 3	US$2.50	150,000,000	18,900,000	0	168,900,000	36 Month	98,356,212	70,543,788	70,543,788	14,108,758	56,435,031

** Including Interest on Principal + PIK (during Prepayment Period)

Schedule – Worked Example of Upside Sharing Amount

ILLUSTRATIVE EXAMPLE - Conversion at 2 years and 3 months after drawdown, repayment by 3 installments

Conversion at end of 27th Month

Drawdown US$

+6 Month US$

+12 Month US$

+18 Month US$

+24 Month US$

Conversion

+27 Month US$

Repayment 1

+30 Month US$

Repayment 2

+33 Month US$

Repayment 3

+36 Month US$

SUM US$

Between Company and SPV

Principal

Coupon paid by Co. to SPV

PIK (up to Conversion Date)

14% 7% 60,000,000 4,200,000 4,200,000 4,200,000 4,200,000 2,100,000 10,785,044 60,000,000 18,900,000

Calculation of PIK up to Conversion Date

Drawdown

+12 Month

+24 Month

+27 Month

Principal

PIK

Accrued PIK with compound interest

Accrued PIK

7% 21% 60,000,000 4,200,000 4,200,000 4,200,000 5,082,000 9,282,000 1,050,000 9,735,044 10,785,044

Between SPV and PAG

Principal outstanding

PIK (amt up to Conversion Date), outstanding

Repayment

Principal

PIK

Interest on Principal + PIK (during Prepayment Period)

20% After Tax Gain

Total

21%

60,000,000 50,000,000 30,000,000 0

10,785,044 8,987,536 5,392,522 0

10,000,000 20,000,000 30,000,000 60,000,000

1,797,507 3,595,015 5,392,522 10,785,044

3,716,215 3,096,846 1,858,107 8,671,168

1,516,625 2,723,565 9,868,568 14,108,758

17,030,347 29,415,425 47,119,197 93,564,969

After Tax Gain Calculation

Conversion Price, assume

Share Converted

Repayment 1: Share Price 1

Repayment 2: Share Price 2

Repayment 3: Share Price 3

US$1.00

60,000,000

US$2.00 US$2.00 US$2.50

Convertible Bondholders’ Total Proceeds

Proceeds (shares)*

Coupon rec’d

Proceeds (warrants)*

Total Proceeds

Prepayment Sharing Triggering Amount

Less: P+I+PIK**

Net Gain

Net Gain Prepayment %

PAG: 20%

SPV: 80%

120,000,000 120,000,000 150,000,000

18,900,000 18,900,000 18,900,000

0 0 0

138,900,000 138,900,000 168,900,000

30 Month 33 Month 36 Month

93,401,259 96,498,104 98,356,212

45,498,741 42,401,896 70,543,788

7,583,124 21,200,948 70,543,788

1,516,625 4,240,190 14,108,758

6,066,499 16,960,758 56,435,031

* For illustrative purpose, Proceeds from shares and warrants exclude brokerage, commission, fees, charges and Taxes which may otherwise be deducted from the Convertible Bondholder’s Total Proceeds pursuant to clause 1.1.20 of the Deed of Undertakings.

** Including Interest on Principal + PIK (during Prepayment Period)